Exhibit 99.5

AGOMAB THERAPEUTICS NV

Posthoflei 1 box 6

2600 Antwerp (Berchem)

Company number: 0674.527.310

RLE Antwerp, section Antwerp

(the “Company”)

ANNUAL REPORT

TO THE ANNUAL GENERAL MEETING

TO BE HELD ON MAY 26, 2026

Dear all,

The Company’s Board of Directors is pleased to report to you, in accordance with statutory and articles of association provisions, on the Company’s activities for the financial year that began on January 1, 2025, and ended on December 31, 2025, and to present to you the statutory financial statements as of December 31, 2025. This report has been prepared in accordance with Articles 3:5 and 3:6 of the Belgian Code of Companies and Associations (the “BCCA”).

For additional information, the Board of Directors refers to the annual report filed with the U.S. Securities and Exchange Commission on Form 20-F.

1.	ANALYSIS OF COMPANY RESULTS

The Company’s results, as reflected in our statutory financial statements prepared in accordance with Belgian Generally Accepted Accounting Principles (Belgian GAAP), can be summarized as follows:

Balance sheet

Fixed assets amount to EUR 23,814,426, compared to EUR 20,932,238 in the previous financial year, primarily due to the increase in financial fixed assets from EUR 20,312,992 to EUR 23,311,390 due to the payment of an earn-out consideration of EUR 3,000,000 to the former shareholders of Agomab Spain, S.L.U. under the share purchase agreement, as amended from time to time.

Current assets amount to EUR 227,516,070 compared to EUR 237,730,025 in the previous financial year and consist primarily of intra-group receivables arising from current account balances with affiliated companies, term investments, and cash and cash equivalents held by the Company.

Due to the net loss of the financial year, the net equity decreased from EUR 253,687,197 in the previous financial year to EUR 244,064,213 for the financial year ended on December 31, 2025.

Debts amount to EUR 7,266,283, compared to EUR 4,975,067 in the previous financial year, and consist primarily of trade payables (EUR 3,567,997), taxes, salaries, and social security contributions (EUR 2,150,192), and accrued expenses (EUR 1,548,094).

The balance sheet total as of December 31, 2025, amounts to EUR 251,330,496, compared to EUR 258,662,264 in the previous financial year.

English free translation for information purposes only.

Profit and loss statement

Due to the nature of its activities and its current stage of development, the Company has no revenue. Other operating income amounted to EUR 20,309,676, compared to EUR 16,908,006 in the previous financial year. Operating expenses increased in the past financial year to EUR 34,506,071, compared to EUR 31,655,036 in the previous financial year. This increase is largely attributable to an increase in staff costs due to the growth of the Company.

Financial income for the financial year ended amounted to EUR 4,092,771, compared to EUR 2,556,280 in the previous financial year. Financial expenses amounted to EUR 33,068, compared to EUR 66,315 in the previous financial year. This resulted in a loss from business operations before taxes of EUR 10,136,692, compared to EUR 12,257,064 in the previous financial year and, after deduction of income taxes, a net loss for the financial year of EUR 9,622,983 compared to EUR 11,716,884 in the previous financial year. The loss to be allocated for the financial year amounts to EUR 9,622,983.

Allocation of results

The Board of Directors proposes the following allocation of the result:

Loss to be allocated for the financial year	(-) EUR 9,622,983
Loss carried forward from the previous financial year	(-) EUR 46,018,192
Loss to be allocated	(-) EUR 55,641,175
Loss to be carried forward	(-) EUR 55,641,175

2.	RISKS AND UNCERTAINTIES

The principal risks and uncertainties facing the Company are summarized below in a non-exhaustive manner. For a more detailed discussion, the Company refers to its annual report filed with the U.S. Securities and Exchange Commission on Form 20-F.

Risks related to our limited operating history, financial position and need for additional capital

•	We are a clinical-stage biopharmaceutical company and have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.
•	We will need to raise capital to finance our operations. Failure to obtain this necessary capital when needed, or on acceptable terms, may force us to delay, limit or terminate our product development efforts or other operations.
•	We have never generated revenue from product sales.
•	Our limited operating history may make it difficult for investors to evaluate the success of our business to date and to assess our future viability.

Risks related to the discovery and development of our product candidates

•	Clinical development involves a lengthy, complex, and expensive process, with an uncertain outcome.
•	We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of ontunisertib, AGMB-447, or any other product candidates.
•	Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain product candidates over other potential candidates. These decisions may prove to have been wrong and may adversely affect our revenues.

English free translation for information purposes only.

•	If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
•	Interim, topline and preliminary data from our preclinical studies and clinical trials that we announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.
•	The results of preclinical studies and early-stage clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Initial success in our ongoing clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.
•	There is no established endpoint for Fibrostenosing Crohn’s Disease (FSCD) therapies, and the development and validation of efficacy endpoints to support approval may delay the development of our product candidates or increase development costs.
•	We have conducted and may continue to conduct clinical trials for our product candidates outside of the U.S., and the FDA (US Food and Drug Administration) may not accept data from such trials, in which case our development plans may be delayed, which could materially harm our business.
•	Our products and product candidates may have serious adverse, undesirable or unacceptable side effects, or even cause death, and we or others may identify undesirable or unacceptable side effects caused by any of our product candidates during clinical trials or after they have received marketing approval.
•	The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
•	We have obtained orphan drug designation for AGMB-447 and may seek orphan drug designation for a product candidate that we develop, and we may be unsuccessful; if we fail to obtain orphan drug designation or fail to obtain and/or maintain orphan drug exclusivity for our products or product candidates, our revenue may be reduced.
•	If we decide to pursue accelerated approval for any of our product candidates, it may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that our product candidates will receive marketing approval. If we are unable to obtain approval under an accelerated pathway, we may be required to conduct additional clinical trials beyond those that we contemplate, which could increase the expense of obtaining, reduce the likelihood of obtaining, and/or delay the timing of obtaining, necessary marketing approvals.
•	We have obtained Fast Track Designation for ontunisertib and may seek Breakthrough Therapy Designation by the FDA or Priority Medicine, or PRIME, designation from the EMA (European Medicines Agency) for a product candidate that we develop, and we may be unsuccessful. If we are successful, the designation may not actually lead to a faster development or regulatory review or approval process.
•	Even if we obtain approval from the FDA, the EMA or other applicable regulatory authorities for any product candidate that we may identify and pursue in the United States or Europe, we may never obtain approval to commercialize any such product candidates outside of those jurisdictions, which would limit our ability to realize their full market potential.

Risks related to commercialization

•	The commercial success of our products and product candidates, including in new indications or methods of administration, will depend on the degree of market acceptance.
•	Even if we receive regulatory approval of any of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.
•	If our target patient population is smaller than expected, we are unable to successfully enroll and retain patients in our clinical trials, or experience significant delays in doing so, we may not realize the full commercial potential of any product candidates.

English free translation for information purposes only.

•	Our product candidates may face competition generally and sooner than expected.
•	Even if we are able to commercialize any product candidate, such product candidate may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could harm our business.
•	Enacted and future healthcare reform legislation could impact demand for our product candidates, if approved, which could impact our business and future results of operations.
•	If, in the future, we are unable to establish sales and marketing and patient support capabilities or enter into agreements with third parties to sell and market our current or future product candidates, we may not be successful in commercializing our current or future product candidates if and when they are approved, and we may not be able to generate any revenue.
•	Changes in funding for, or other disruptions to the operations of, the FDA, U.S. Securities and Exchange Commission, or the SEC, and other government agencies, foreign or domestic, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.
•	We may encounter difficulties efficiently managing our growth and our increasing development, regulatory and sales and marketing capabilities, which could disrupt our operations.
•	We have in the past and may in the future undertake strategic acquisitions and any difficulties from integrating such acquisitions could adversely affect the price of our American Depositary Shares (ADSs), operating results and results of operations.
•	We are subject to healthcare laws, regulation and enforcement. The failure to comply with these laws could harm our results, operations and/or financial conditions.
•	We may become exposed to costly and damaging liability claims.

Risk Factors Related to Other Government Regulations

•	Failure to comply with anti-corruption laws and regulations, anti-money laundering laws and regulations, economic sanctions and/or export control regulations and other laws governing our operations such as in relation to sustainability could have an adverse impact on our business.
•	We may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities.
•	Significant political, trade, regulatory developments, and other circumstances beyond our control, could have a material adverse effect on our financial condition or results of operations.
•	Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

Risks related to our reliance on third parties

•	We rely, and intend to rely, on third parties to conduct our clinical trials and perform some of our research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, our development programs may be delayed or subject to increased costs, each of which may have an adverse effect on our business and prospects.
•	Our supply of product for our preclinical studies and clinical trials is dependent upon relationships with third-party manufacturers and suppliers.
•	We intend to deliver AGMB-447 via a drug delivery device that will have its own regulatory, development, supply and other risks.

English free translation for information purposes only.

Risks related to our intellectual property

•	Our commercial success depends on our ability to obtain, maintain, enforce, and otherwise protect our current and any future intellectual property and proprietary technology, and if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors or other third parties could develop and commercialize products and product candidates similar or identical to ours and our ability to successfully develop and commercialize our product candidates may be adversely affected.
•	It is difficult and costly to protect our intellectual property and our proprietary technologies, and we may not be able to ensure their protection.
•	Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.
•	Changes in the interpretation of patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.
•	We may not be able to seek or obtain patent protection throughout the world or enforce such patent protection once obtained.
•	In order to protect our competitive position around our product candidates, we may become involved in lawsuits to enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful and which may result in our patents being found invalid or unenforceable.
•	If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.
•	Others may challenge inventorship or claim an ownership interest in our intellectual property which could expose it to litigation and have a significant adverse effect on its prospects.
•	We may be subject to claims that we have wrongfully hired an employee from a competitor or by third parties asserting that our employees or we have misappropriated their intellectual property or claiming ownership of what we regard as our own intellectual property.
•	We may rely on trade secrets and proprietary know-how which can be difficult to trace and enforce and, if we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
•	We may need to acquire or license additional intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.
•	If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our trademarks of interest and our business may be adversely affected.
•	Intellectual property rights do not necessarily address all potential threats to our business.

Risks related to data privacy

•	We are subject to privacy laws, regulation and potential enforcement and contractual obligations related to data privacy and security. Our failure to comply with these laws, regulations and contractual obligations could lead to potential government enforcement actions and significant penalties against us, and harm our results, operations and/or financial conditions.
•	The use of new and evolving technologies, such as artificial intelligence, in our business may result in spending material resources and presents risks and challenges that can impact our business including by posing security and other risks to our confidential and/or proprietary information, including personal information, and as a result we may be exposed to reputational harm and liability.

English free translation for information purposes only.

•	Our internal computer systems, or those of our third-party collaborators or other contractors or consultants, may fail or suffer cybersecurity incidents or breaches, which could result in a material disruption of our current or future product candidates’ development programs, the disclosure of confidential or proprietary information, including personal data, damage our reputation, and subject us to significant financial and legal exposure.

Risks related to our operations, employee matters, and growth

•	We will incur significant costs as a result of operating as a U.S. public company and our management will need to devote substantial time to U.S. public company compliance programs.
•	If we fail to implement and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, and our internal control over financial reporting may not prevent or detect all errors or acts of fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.
•	Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.
•	We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.
•	Our employees, directors, principal investigators, clinical research organizations (CROs), contractors and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.
•	We may be forced to repay the technological innovation grants if we fail to comply with our contractual obligations under the applicable grant agreements.

Risks related to ownership of the ADSs

•	We are an “emerging growth company” as defined in the US Jumpstart Our Business Startups Act of 2012, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.
•	The market price of the ADSs may be volatile and fluctuate substantially (including due to different factors beyond our control), which could result in substantial losses for purchasers of the ADSs and may subject us to securities litigation suits.
•	If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.
•	We may lose our foreign private issuer status, which would then require us to comply with the US Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

Risks related to taxation

•	Changes to applicable tax laws and regulations or exposure to additional tax liabilities could adversely affect our business and future profitability.

English free translation for information purposes only.

General risk factors

•	Exchange rate fluctuations or abandonment of the euro currency may materially affect our results of operations and financial condition.
•	Unstable global economic or political conditions, inflation, increases in interest rates, natural disasters, public health crises, political crises, geopolitical events such as the crisis in Ukraine, the conflict between Iran and the US and Israel, the Israel-Hamas war, tensions in U.S.-China relations, or other macroeconomic conditions, could adversely affect our business, financial condition or results of operations.

3.	MATERIAL EVENTS SINCE THE END OF THE FINANCIAL YEAR

Since December 31, 2025, the following events have occurred that have had a material impact on the Company’s results and financial position:

-	The Company raised EUR 169,577,751.40 in gross proceeds through an initial public offering (the “IPO”) in the United States. In connection therewith, a capital increase was completed on February 9, 2026, whereby the Company issued 12,500,000 new shares. These new shares are represented by American Depositary Shares (“ADSs”), which are registered under the United States Securities Act of 1933 and listed on the Nasdaq Global Select Market. In the context of the IPO, the Company carried out a number of capital restructuring transactions, including a profit certificate conversion, a share conversion, and a stock split.

-	In the context of the IPO, the Company has issued an additional 482,967 new shares for a total issue price of EUR 6,658,169.91 on March 4, 2026. These new shares are represented by ADSs listed on the Nasdaq Global Select Market.

-	On February 9, 2026, and March 4, 2026, the Company issued a total of 2,933,873 new subscription rights to shares of the Company under a 2026 Global Stock Option Plan.

4.	CIRCUMSTANCES THAT MAY AFFECT THE COMPANY’S DEVELOPMENT

Apart from the risks and uncertainties described in section 2 and the material events since the end of the financial year described in section 3, there are no known circumstances that could significantly affect the Company’s development.

5.	RESEARCH AND DEVELOPMENT

The Company is a clinical-stage biopharmaceutical company focused on developing new therapies that can influence the course of fibro-inflammatory diseases. There is a significant unmet medical need in this area. Research and development is therefore at the core of the Company’s activities.

The Company is working on a series of innovative product candidates. The Group’s (as defined below) product pipeline includes:

Ontunisertib (also known as AGMB-129)

Ontunisertib is the Group’s lead product candidate. Ontunisertib is being developed for the treatment of fibrostenosing Crohn’s disease (FSCD), a subtype of Crohn’s disease in which scarring causes narrowing of the intestines.

The Group conducted a global, randomized, double-blinded, placebo-controlled phase 2a study with ontunisertib (“STENOVA study”). A total of 103 FSCD patients participated. In November 2025, the Company announced the key results of the STENOVA study. The primary endpoint of the study was met, namely assessing the safety and tolerability of ontunisertib in FSCD patients. The full results of the 48-week open-label extension of the STENOVA study are expected in the second half of 2026.

The Group plans to initiate a phase 2b study with ontunisertib in the second half of 2026.

English free translation for information purposes only.

AGMB-447

AGMB-447 is the Group’s second product candidate in clinical development. This product candidate is being developed for the treatment of idiopathic pulmonary fibrosis (“IPF”).

The Group is conducting a randomized, double-blinded, placebo-controlled phase 1 clinical trial. For this trial, 108 healthy subjects were recruited for the Single Ascending Dose (SAD) and Multiple Ascending Dose (MAD) B1-B6 components. The Group has announced positive topline interim results for these parts of the trial.

In addition, the Group has initiated the IPF cohort of the phase 1b study, in which the first patients have been recruited. Up to 12 IPF patients may participate in this cohort. The results are expected to be published in the second half of 2026.

The Group plans to initiate a phase 2 study with IPF patients in the second half of 2026.

Development and Preclinical Portfolio

The Company has various research and development programs at different stages of development.

AGMB-101 is the Company’s most advanced preclinical product candidate.

The Company has received VLAIO grants to support its research and development programs.

6.	BRANCHES OF THE COMPANY

As of December 31, 2025, the Company had the following subsidiaries (collectively, the “Group”):

Name	Address
Agomab Spain, S.L.U.	Parque Empresasarial de Touro, parcelas 26-27
15822 Fonte Diaz Touro
Spain

Agomab US, Inc.	1 Broadway
MA 02142 Cambridge
United States

The Company does not have any branches.

7.	JUSTIFICATION OF THE APPLICATION OF VALUATION PRINCIPLES UNDER THE GOING CONCERN ASSUMPTION

The balance sheets for the financial years from January 1, 2024, to December 31, 2024, and from January 1, 2025, to December 31, 2025, show that the Company has carried forward a loss for several consecutive years.

A cash flow forecast was prepared for the Company for the next twelve months, as well as a consolidated cash flow forecast. This cash flow is based on a budget and action plan in which management has made a realistic assessment of the Group’s future EBITDA, cash flows, and other sources of financing. Based on the cash flow plan, strict expenditure management and the additional capital increase in February 2026 (see section 3), it appears that the Company’s and the Group’s financing needs can be met for the next twelve months. Based on this, the Company expects to be able to meet its obligations for the next twelve months. In view of the foregoing and the above assumptions, the Board of Directors therefore proposes that the financial statements be prepared on a going concern basis.

English free translation for information purposes only.

8.	CONFLICTS OF INTEREST IN THE BOARD OF DIRECTORS

The following conflicts of interest of a financial nature, as defined in Article 7:96 of the BCCA, arose during the financial year (free translations of the relevant portions of the minutes and/or resolutions, where applicable):

-	In its meeting of 5 February 2025, the Board of Directors decided, on the recommendation of the Remuneration and Nomination Committee, to approve the grant of a bonus to Mr. Tim Knotnerus and to increase his target bonus from 40% to 45% of his annual base salary, starting from financial year 2025 onwards. With respect to the decisions to award Tim Knotnerus a bonus equal to 48% of his annual salary for the performance of his duties during financial year 2024 and to increase his target bonus to 45% of his annual salary with effect as of financial year 2025, the Board acknowledged the potential conflict of interest of a financial nature in accordance with Article 7:96 of the Belgian Code of Companies and Associations. The 2024 bonus and target bonus increase were granted on the recommendation of the remuneration committee, constitute a justified reward for the performance of Mr. Knotnerus and are intended to motivate and retain the beneficiary. The 2024 bonus and target bonus increase will not have a material impact on the financial position of the Company. The Board’s approval was granted unanimously by all Directors except Mr. Knotnerus who did not participate in the decision-making with respect to his 2024 bonus and target bonus increase, in accordance with the conflict of interest procedure of Article 7:96 of the Belgian Code of Companies and Associations.

-	In its meeting of 3 October 2025, the Board of Directors, on the recommendation of the Remuneration and Nomination Committee, approved the offer of 9,509 new 2024 (B) Employee Stock Option Warrants to Mr. Tim Knotnerus with an exercise price of EUR 0.01 per ESOP. With respect to this decision, the Board acknowledges the potential conflict of interest of a financial nature in accordance with article 7:96 BCCA. The offer of 2024 (B) Employee Stock Option Warrants is made on the recommendation of the Company’s remuneration committee. It is intended to motivate and retain the beneficiary and to keep his interests aligned with those of the Company’s shareholders. This offer will not have a material impact on the financial position of the Company. The Board’s approval was granted unanimously by all Directors except Mr. Knotnerus who did not participate in the decision-making with respect to his ESOP offer, in accordance with the conflict of interest procedure of Article 7:96 of the Belgian Code of Companies and Associations.

-	On 17 November 2025, the Board of Directors decided to approve the offer of respectively 10,039, 1,255 and 1,255 new 2024 (B) Employee Stock Option Warrants to Mr. David Epstein, Ms. Angelika Jahreis, and Mr. Colin Bond, members of the board of directors. With respect to this decision, the board acknowledges the potential conflict of interest of a financial nature in accordance with article 7:96 BCCA. The offer of 2024 (B) Employee Stock Option Warrants is made on the recommendation of the Company’s remuneration committee. It is intended to motivate and retain the beneficiaries and to keep their interests aligned with those of the Company’s shareholders. This offer will not have a material impact on the financial position of the Company. The Board’s approval is granted unanimously by all Directors except Mr. Epstein, Ms. Jahreis, and Mr. Bond who sign these written resolutions for acknowledgement only with respect to this decision to offer them 2024 (B) Employee Stock Option Warrants, in accordance with the conflict of interest procedure of article 7:96 BCCA.

9.	FINANCIAL INSTRUMENTS

The Company does not hold any financial instruments as per 31 December 2025.

10.	ACQUISITION OR DISPOSAL OF TREASURY SHARES

Not applicable.

[Signature page to follow]

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Done in Berchem on 23 April 2026

Name:
Title:

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